Exhibit 99.1

DOUBLEDOWN INTERACTIVE TO PARTICIPATE IN iACCESS ALPHA

VIRTUAL MICROCAP CONFERENCE ON JANUARY 9TH AND 10TH

SEATTLE, WASHINGTON – JANUARY 4, 2024 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today that Chief Financial Officer, Joe Sigrist, will present at the iAccess Alpha Virtual MicroCap Conference on Tuesday, January 9, 2024 at 2:30 p.m. ET. Mr. Sigrist will also host one-on-one meetings with institutional investors the following day, January 10, 2024.

A live webcast of the Company’s presentation on January 9th will be available to the public at

https://ir.doubledowninteractive.com/news-events/events-presentations. A replay of the webcast will be available in the same location.

iAccess Alpha hosts virtual investor conferences, where presenting companies are recommended by a network of investors. To register and schedule a one-on-one meeting with DoubleDown, please visit the conference website https://www.iaccessalpha.com/home.

If you have questions about DoubleDown or are interested in conducting a conference call or meeting with management, please contact the company’s investor relations firm, JCIR, at (212) 835-8500 or via email at ddi@jcir.com.

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Following its acquisition of SuprNation in October 2023, the Company also operates three real-money iGaming sites in Western Europe.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com